                                  NEWS RELEASE

For Immediate Release

Contact: Brad Samson, Wallace
       708/449-8600

Jeff Zilka or Roy Wiley, Hill and Knowlton
       312/255-1200

                   WALLACE RECEIVES PROXY CONTEST ENDORSEMENT
                     FROM LEADING SHAREHOLDER ADVISORY FIRM

    HILLSIDE, Ill. -- December 5 -- Wallace Computer Services, Inc. (NYSE:WCS) reported today that Institutional Shareholder Services, Inc. (ISS) has recommended that its clients vote for Wallace's slate of directors and reject all of Moore Corporation, Limited's proposals at the company's annual meeting set for Friday, December 8.

    Institutional Shareholder Services, based in Bethesda, Maryland, is recognized as the leading institutional advisor on proxy contests, corporate governance and related issues. The ISS recommendation, which was sent to its clients today, said:

    "In light of the company's stellar financial performance and its clearly defined long-term strategic plan, we believe there is sufficient evidence supporting management's decision to reject Moore's $60 a share offer as inadequate and not in the best long-term interests of shareholders."

    ISS noted that the Moore nominees "appear unfamiliar with the company's internal operations as well as the industry within which the company operates."

    "The current management has proven to be innovative and successful in implementing the company's strategic plan. Moreover, because there is no evidence of incompetence or self-dealing on the part of management, we believe that shareholders' interests would be best served by allowing the remaining Wallace directors to continue to represent shareholders' long-term interests," the ISS recommendation stated.

    Bob Cronin, Wallace president and chief executive officer, noted that the ISS endorsement came a day after a U.S. District Court judge supported the opinion of the Wallace board of directors that Moore's unsolicited offer is inadequate and that Wallace's prospects for growth are outstanding.

    "We are gratified that ISS's independent recommendation matches our own views of this issue," Cronin said. "More important ISS provides a source for shareholders, both big and small, who are looking for the judgment of a neutral party, well-experienced in these issues, to guide their vote."

    As previously reported, Wallace's board of directors has unanimously rejected Moore's unsolicited $60 a share tender offer for Wallace common shares and is urging Wallace shareholders not to tender to the offer and to vote against Moore's proposals for the annual meeting.

    Wallace is one of the nation's largest manufacturers and distributors of information management products, services and solutions. Founded in Chicago in 1908, Wallace is headquartered in Hillside, Illinois with manufacturing, distribution and sales facilities throughout the United States.

                           #         #        #        #